Monster Offers
                        8937 Quintessa Cove Street
                           Las Vegas, NV  89148
                        Telephone:  (702) 575-4816


February 14, 2008


VIA EDGAR TRANSMISSION
----------------------

Mail Stop 4561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Hugh Fuller

Re:  Monster Offers
     Registration Statement on Form SB-2
     File No. 333-148686
     Filed on January 15, 2008

Dear Mr. Fuller:

On behalf of Monster Offers, we respectfully acknowledge the Staff's comments in your letter dated February 13, 2008, concerning our SB-2 Registration Statement. A marked copy of our revisions to the Registration Statement is enclosed for your reference. For your convenience, each of your comments has been reproduced below, followed by our response to such comment.


Form SB-2
---------

General
-------

1. It appears that that you were spun-off from Tropical PC, Inc. on December 31, 2007. Please disclose the purpose of the spin-off and provide an analysis addressing the exemption from registration that Tropical PC relied upon in connection with the spin-off. Please consult SEC Staff Legal Bulletin No. 4 (CF), September 16, 1997, located at http://www.sec.gov/interps/legal/slbcf4.txt, for the Division's views regarding section 5 of the Securities Act and spin-offs.


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RESPONSE:  According to Staff Legal Bulletin No. 4 (September 16, 1997) (the
"Bulletin") the registration of shares distributed in a spin-off is not required under the Securities Act where:

   (1) the parent shareholders do not provide consideration for the spun-off shares;

   (2)  the spin-off is pro-rata to the parent shareholders;

   (3) the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;

   (4)  the parent has a valid business purpose for the spin-off; and

   (5) if the parent spins-off "restricted securities," it has held those securities for at least two years.

Here follows our analysis of each of these five conditions.

First, the shareholders of the Company have not and will not provide any consideration for the spun-off shares. The shares were distributed as a stock dividend as of the record date without any consideration being provided by the Company's shareholders. Thus, there will be no "sale" within the meaning of the Securities Act of 1933, as amended (the "1933 Act").

Second, the spin-off was made pro-rata. The Company's shareholders received one share of Monster Offers common stock for every one share of Tropical PC common stock held as of the record date. The Company's shareholders will have the same proportionate interest in Tropical PC and in Monster Offers both before and after the spin-off.

Third, as the Staff indicated in the Bulletin, whether the parent provides adequate information about the spin-off and the subsidiary to its security holders and the trading markets depends on whether the subsidiary is a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or a non-reporting company before and after the spin-off. Prior to the spin-off, the subsidiary was non reporting company. Tropical PC provided spin off information regarding Monster Offers to the shareholders of Tropical PC in a Form 8-K. Additionally, the shareholders will receive a copy of the Prospectus, as soon as the Registration becomes effective, which provides further information about the spin-off and the subsidiary. No public market exists for either Tropical PC or Monster Offers common stock. Both companies are privately owned and not listed on any exchange.

Fourth, Monster Offers has a valid business purpose for the spin-off. Specifically, Monster Officers specializes in utilizing technology based internet media and marketing to generate leads for businesses, whereas Tropical PC is in the pest control business.

Fifth, the shares of Monster Offers common stock were issued as restricted stock and carry a legend indicating the restriction, which cannot be lifted without an exemption under the Securities Act of 1933, as amended. There is
no public market for Monster Offers common stock.   Monster Officers was
incorporated by Tropical PC directly and was not acquired from third persons.

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Selling Shareholders, page 35
-----------------------------

2. Please see Item 507 of Regulation S-K. Please describe the transactions in which the selling shareholders received the shares being offered herewith. In this regard, we note that the "Recent Sales of Unregistered Securities" on Page II-2 discloses that some 8,310,000 shares were issued in the two transactions on December 31, 2007 but that you are only registering 7,710,000 shares for resale. Please explain why the other 600,000 shares have not been registered for resale.

RESPONSE: As stated in the first paragraph on Page 20, the Company purchased 600,000 spin-off shares from Tropical PC's original founder at par value. These shares were be returned to the Corporate Treasury; therefore, there is no need to register these sales for resale. We have added this disclosure to "Recent Sales of Unregistered Securities" on Page II-2

3. Please disclose the natural persons who have voting and/or dispositive control over the shares held by Akira International, Inc.; Bolsa, S. A.; and Business Finance Corp. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

RESPONSE: We have disclosed the natural person who have voting and/or dispositive control over the shares held the entities as selling shareholders.

4. Please confirm, if true, that none of the selling stockholders are registered broker-dealers or affiliates of registered broker-dealers.

RESPONSE: This confirms that none of the selling stockholders are registered broker-dealers or affiliates of registered broker-dealers. This has been stated in the Registration Statement under "Selling Shareholders" in the first paragraph, last sentence on Page 34.

We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We appreciate your helpfulness.

Respectfully yours,

Monster Offers

By:   /s/ Nate Kaup
---------------------------------
          Nate Kaup
          Chief Executive Officer

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